Exhibit 4.39

CONSULTANCY AGREEMENT

THIS AGREEMENT between DRYSHIPS INC. a Marshall Islands corporation having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 duly represented herein by George Demathas (the “Company”) and FABIANA SERVICES S.A. a company having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 duly represented herein by George Economou (the “Consultant”).

BY WHICH, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1. The Company. The Company is engaged directly or through subsidiaries in the ownership, operation and management of cargo vessels trading worldwide. The Company is listed with NASDAQ Global Market.

2. Engagement. The Company hereby engages the Consultant to act as consultant for the Company and for any affiliates, subsidiaries or holding companies (the “Affiliates”) as directed by the Company, in connection with the duties of the Chief Executive Officer and Interim Chief Financial Officer of the Company and the Consultant hereby accepts such engagement. It is expressly agreed that Consultant is acting as an independent contractor in performing its services hereunder.

3. Duration. The duration of the engagement shall be for a term of five (5) years commencing as of the effective date of this agreement and ending (unless terminated earlier on the basis of any other provision of this Agreement) on the day before the fifth anniversary of such date (the said period as it may be extended on an at-will basis by written agreement to this effect being hereinafter referred to as the “Term”).

4. Duties. The Consultant shall provide its services, using all its experience, resources and due diligence. The duties of the Consultant shall be offered on a worldwide non-exclusive basis. The Consultant shall report to the Board of Directors of the Company. Consultant’s duties and responsibilities hereunder shall always be subject to the policies and directives of the Board as communicated from time to time to the Consultant.

It is expected from the Consultant’s Executive to provide services worldwide commensurate with the high level of service provided by the Company and the importance of the Consultant’s role.

The Consultant’s Executive will be responsible for resolving on policy and all significant matters of management at the most senior level.

Within the foregoing broad categories, it is the role of the Consultant’s Executive to both inform the Board, and to carry out its policies and instructions, regarding all senior management matters. In order to properly carry out this job, the Consultant’s Executive will have the authority to direct the actions of other executives or employees whose functions involve management matters, and such executives or employees will report directly to the Consultant’s Executive.

Subject to the above, the precise duties, responsibilities and authority of the Consultant and the Consultant’s Executive may be expanded, limited or modified, from time to time, at the discretion of either the Board or the Executive Committee of the Company. The Consultant agrees that during the term of the engagement hereunder, the Consultant’s Executive and/or its personnel shall devote substantially knowledge and experience and give its best effort, skill and abilities, to promote the business and interests of the Affiliates.

5. Fee

a) Base Fee

The Company shall pay the Consultant a fee in the amount of US Dollars two million (USD 2,000,000) per annum payable monthly on the last working day of every month in twelve installments (each monthly installment of USD 166,666).

b) Bonus.

The Consultant shall be eligible to receive bonus compensation for the services provided at the end of each year with any such bonus to be determined by the compensation committee. The payment of any bonuses will be at the sole discretion of the Board of Directors.

All payments made shall be net of any taxes or other withholdings of whatsoever nature

c) Stock

The Company will make available to the Consultant 1,000,000 restricted shares of common stock in favor of the Consultant under the Company’s 2008 Equity Incentive Plan and as it may be amended by the Board of Directors from time to time. Subject shares to be vested quarterly in eight (8) equal installments, with the first vesting installment to occur on the date this Agreement is signed. Such shares are given in the form of an incentive award for services to be performed from the grant date and going forward.

The grant date shall be 10th April 2008.

In the event that the consultant ceases to provide consultancy services to the Company, any unvested restricted common shares will be subject to forfeiture.

6. Expenses.

The Company shall reimburse the Consultant’s Executive for any out-of-pocket expenses connected with business of the Company and/or any of its Affiliates.

7. Representations and Warranties by the Consultant.

The Consultant represents and warrants to the Company the following:

(a) The Consultant represents that it has personnel fully qualified, without the benefit of any further training or experience (the “Consultant’s Executive”) and if needed will obtain all necessary permits and licenses, to perform the duties customarily incident to such services.

(b) The Consultant is fully responsible for the actions and/or omissions of the Consultant’s Executive and of its personnel. As a consequence the Consultant shall be jointly and severally responsible with them for the fulfillment of its duties under the present agreement and the remedy of any eventual damage to be caused to the Company by the Consultant, and/or the Consultant’s Executive and/or its personnel.

(c) The Consultant will rely only on its generalized knowledge and skill in performing its services hereunder;

8. Non exclusivity—Obligation of Faith.

(a) It is acknowledged that for the duration of the present agreement Consultant’s services shall be non-exclusive.

(b) The Consultant recognizes that due to the nature of its work it has an increased obligation of faith. More specifically:

(i)	The Consultant shall handle with honesty and care all monetary sums, titles, checks, etc., that would come to its possession or administration in its capacity as an Consultant of the Company;

(ii)	The Consultant must at all times abide by the rules of SEC and NASDAQ and any other regulatory agency applicable to the Company and behave in a manner that shall not offend the business and social image and fame of the Company and the Affiliates;

(iii)	The Consultant shall inform the appropriate officers of the Company about any eventual illegal act or irregularity that would come to the Consultant’s actual knowledge with respect to the business of the Company;

(iv)	Subject to the provisions of subparagraph (a) of this paragraph 8 the Consultant must abstain from any act which would create, or that could be interpreted to create, liens towards third parties to the detriment of the interests of the Company or the Affiliates; and

(v)	The same obligations of the Consultant apply towards the Affiliates as well, whether expressly spelled out above or not.

(c) The Consultant acknowledges that the foregoing limitations are reasonable under the circumstances and represents and warrants that the fulfillment of the obligations by the Consultant set forth in this paragraph are not of a nature to cause to the Consultant any substantial economic hardship.

9. Termination.

(a) This Agreement, unless otherwise agreed in writing between the parties, shall be terminated as follows:

(i)	At the end of the Term unless extended by mutual agreement in writing.

(ii)	The parties, by mutual agreement, may terminate this Agreement at any time.

(iii)	The Company may terminate this Agreement at any time with Cause as provided under (b) below or without Cause subject to the provisions of sub-paragraph (b) of this paragraph 9.

(iv)	The Consultant may opt to terminate this Agreement by written notice to the Company prior to actual termination date by observing a prior written notice period of thirty (30) days.

(b) The Company may immediately terminate the Consultancy Agreement for Cause (as defined herein). In such event the obligations of the Company shall cease immediately and the Consultant shall not be entitled to any further payments of any kind. For purposes of this Agreement, Cause shall include:

(i)	dishonesty, willful misconduct or fraud in connection with the Consultant’s hiring by the Company, the performance of the Consultant’s duties, or in any way related to the business of the Company and/or the Affiliates;

(ii)	conviction or a plea of nolo contendere (or the equivalent) to a felony relating to the Company;

(c) In the event that the Consultant’s engagement is terminated by the Company without Cause on or before the end of the Term the Consultant shall be entitled to receive its full contractual payout under the balance of the agreement in cash within 15 days of such termination. In addition 100% of stocks awarded to the consultant will vest immediately and exchanged for common shares. This clause shall apply subject to the Consultant signing industry standard Release Agreements in favor of the Company

(d) The Consultant may terminate this Agreement for Good Reason (as defined herein). In such event the Consultant shall be entitled to receive its full contractual payout under the balance of the agreement in cash within 15 days of such termination. In addition 100% of stocks awarded to the consultant will vest immediately and exchanged for common shares.

For purposed of this agreement Good Reason shall include:

(i)	Any diminution in the Consultant’s duties, responsibilities and authorities

(ii)	Any behavior by the Company or its Board of Directors that affects the public perception of the Consultant

10. Change of Control.

(a) In the event of a “Change of Control” (as defined herein), during the term of this Agreement, the Consultant has the option to cease providing his services to the Company within three (3) months following such Change in Control, and shall be eligible to receive the payment specified in sub-paragraph (c), below, provided that the conditions of said paragraph are satisfied.

(b) For purposes of this Agreement, the term “Change of Control” shall mean the:

(i)	acquisition by any individual, entity or group of beneficial ownership of fifty percent (50%) or more of either (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors;

(ii)	consummation of a reorganization, merger or consolidation of the Company or the sale or other disposition of all or substantially all of the assets of the Company and/or of the Affiliates; or

(iii)	approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c) If the Consultant as a result of the above ceases to render its services to the Company or if the Consultant exercises its option under Clause 10a) at any time following a Change of Control, the Consultant shall receive a payment equal to three times the base fee

(d) For the avoidance of any doubt it is mutually agreed that for the purposes of the Change of Control the provisions of the present paragraph do not apply if the entity in question is Elios Investments Inc. and/or its affiliates and/or subsidiaries and/or other related companies.

11. Notices. Every notice, request, demand or other communication under this Agreement shall:

(a) be in writing delivered personally or by courier or by fax or shall be served through a process server;

(b) be deemed to have been received, subject as otherwise provided in this Agreement in the case of fax upon receipt of a successful transmission report (or -if sent after business hours- the following business day) and in the case of a letter when delivered personally or through courier or served at the address below; and

(c) be sent:

(i) If to the Company, to:

DRYSHIPS INC.

80 Kifissias Avenue

Maroussi GR 151 25

Telephone: 210 8090570

Telefax: 210 8090205

Attn: George Demathas

(ii) If to the Consultant, to:

FABIANA SERVICES S.A.

c/o A. Neocleous & Co

Neocleous Building

199 Arch. Makariou III Avenue

Limassol, Cyprus

Attn: Ms. Andri Papadopoulou

or to such other person, address or telefax, as is notified by the relevant Party to the other Party to this Agreement and such notification shall not become effective until notice of such change is actually received by the other Party. Until such change of person or address is notified, any notification to the above addresses and fax numbers are agreed to be validly effected for the purposes of this Agreement.

12. Entire Agreement. This Agreement supersedes all prior agreements written or oral, with respect thereto.

13. Amendments. This Agreement may be amended, superseded, canceled, renewed or extended and the terms hereof may be waived, only by a written instrument signed by the parties.

14. Independent Contractor. All services provided hereunder shall be provided by the Consultant as an independent contractor. No employment contract, partnership or joint venture has been created in or by this Agreement or as a result of services provided hereunder.

15. Assignment. This Agreement, and the Consultant’s rights and obligations hereunder, may not be assigned by the Consultant; any purported assignment in violation hereof shall be null and void. This Agreement, and the Company’s rights and obligations hereunder, may not be assigned by the Company; provided, however, that in the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets and business, whether by merger, consolidation or otherwise, the Company may assign this Agreement and its rights hereunder to the successor to its assets and business.

16. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors and legal representative.

17. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.

18. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

19. Governing Law and Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with English Law.

(b) The parties hereby irrevocably submit to the exclusive jurisdiction of the High Court of Justice in London, England, in connection with any dispute which may arise out of or is related to this Agreement. Finally, the parties hereby waive any objections to the inconvenience of England as a forum.

20. Effective Date

For the purposes of this agreement the effective date shall be the 1st of January, 2008.

IN WITNESS WHEREOF, the parties hereto have signed their names this 28 day of May 2008.

On behalf of DRYSHIPS INC.

By:
George Demathas
Chairman of the Compensation Committee

On behalf of FABIANA SERVICES S.A.

By:
George Economou
Authorized signatory